SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Release  |  Lisbon  |  6 April 2011

Appointment of members of the Board of Directors

Portugal Telecom S.G.P.S., SA (“PT”) announces that, at the meeting of the Board of Directors held today, Pedro Jereissati and Otávio Marques de Azevedo were appointed to complete the 2009-2011 term office as non-executive members of PT’s Board of Directors, and Alfredo Baptista and Pedro Durão Leitão were appointed to complete the 2009-2011 term office as executive members of the PT’s Board of Directors

Otávio Marques de Azevedo and Pedro Jereissati are, respectively, Chairman and Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding.

Alfredo Baptista and Pedro Durão Leitão are executive board members of PT Portugal and joined PT in 1979 and 2000, respectively.

PT also announces that Zeinal Bava, its Chief Executive Officer, and Shakhaf Wine, executive board member, will be designated by PT to be appointed as members of the Board of Directors of Tele Norte Leste Participações S.A. at the upcoming AGM, which will be called and should take place up to 29 April 2011. Additionally, Zeinal Bava and Shakhaf Wine were appointed members of the Board of Directors of Telemar Participações S.A.. Zeinal Bava will also be designated to head Oi’s Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created.

This statement is pursuant to the terms of subparagraph a) of article 3 of the CMVM’s (Portuguese Securities Commission) Regulation no. 5/2008 and article 248 of the Portuguese Securities Code.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.